Exhibit (a)(5)(C)

[TOMBSTONE ADVERTISEMENT IN WALL STREET JOURNAL]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the shares of Apogent Technologies Inc. The offer is made solely by the Offer to Purchase dated April 23, 2003, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding shares of Apogent stock in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of the jurisdiction. In any jurisdiction the securities laws of which require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of Apogent by the Dealer Manager or one or more brokers or dealers licensed under the laws of the jurisdiction.

Notice of Offer to Purchase

by

Apogent Technologies Inc.

of

Up to 15,000,000 Shares of its Outstanding Common Stock

(including Associated Preferred Stock Purchase Rights)

at a Price of not Greater than $17.50 or Less than

$15.00 Per Share.

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MID-

  NIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MAY 21, 2003, UNLESS THE OFFER IS

  EXTENDED.

Apogent is offering to purchase, directly or through its subsidiaries, up to 15,000,000 shares of its common stock (and associated preferred stock purchase rights), at a price not greater than $17.50 or less than $15.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 23, 2003, and in the related Letter of Transmittal which, as the same may be amended or supplemented from time to time, together constitute the “Offer”. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, Apogent is inviting its shareholders to tender their shares of common stock at prices specified by each shareholder, not greater than $17.50 or less than $15.00 per share. Based upon the number of shares tendered and the prices specified by tendering shareholders, Apogent will determine the lowest purchase price per share, not greater than $17.50 or less than $15.00 per share, that will enable it to purchase 15,000,000 shares (or any lower number of shares that are validly tendered and not properly withdrawn pursuant to the Offer). All shares purchased in the Offer will be purchased at the same purchase price. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement between us and EquiServe Trust Company, N.A. (as successor to Fleet National Bank), as rights agent, and, unless the context otherwise requires, all references to the shares include these stock purchase rights. Only shares validly tendered at or below the purchase price determined by Apogent and not properly withdrawn pursuant to the Offer will be purchased, upon the terms and subject to the conditions of the Offer. The purchase price will be paid in cash, net to the seller, without interest. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares Apogent seeks are validly tendered. To validly tender shares in the Offer, shareholders must deliver to EquiServe Trust Company, N.A., the depositary for the Offer, before the expiration date either a properly completed Letter of Transmittal, including any required signature guarantees and the certificates for the shares or confirmation of book-entry transfer, or a properly completed Notice of Guaranteed Delivery. Shares not purchased in the Offer will be returned to the tendering shareholders at Apogent’s expense promptly after the expiration of the Offer. Under no circumstances will interest on the purchase price be paid by Apogent regardless of any delay in making such payment.

The Offer will expire at 12:00 midnight, New York City time, on Wednesday, May 21, 2003 (as this date may be extended in accordance with the terms of the Offer, the “expiration date”), unless Apogent exercises its right, in its sole discretion, to extend the Offer at any time or from time to time. Apogent may extend the Offer by providing oral or written notice of the extension to EquiServe Trust Company, N.A., the depositary for the Offer, and making a public announcement of the extension. Apogent expressly reserves the right, in its sole discretion, to purchase up to an additional 2% of its outstanding shares pursuant to the Offer without the need to amend the Offer, subject to applicable law.

Upon the terms and subject to the conditions of the Offer, in the event that prior to the expiration date a greater number of shares is validly tendered, and not properly withdrawn, at prices at or below the purchase price than will be accepted by Apogent for purchase pursuant to the Offer, Apogent will accept the shares to be purchased in the following order of priority: (i) all shares validly tendered at or below the purchase price and not properly withdrawn before the expiration date by any shareholder who owns, beneficially or of record, fewer than 100 shares (an “odd lot holder”), and tenders all of those shares and does not properly withdraw any of those shares, (ii) all shares (a) conditionally tendered, for which the condition was satisfied, and (b) all other shares unconditionally tendered, in each case at or below the purchase price and not properly withdrawn before the expiration date, on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares), and (iii) if necessary, shares conditionally tendered by shareholders tendering all of their shares, for which the condition was not satisfied, at prices at or below the purchase price, by random lot.

Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that shares tendered may be withdrawn at any time after 40 business days from the commencement of the Offer unless previously accepted for payment by Apogent as provided in the Offer to Purchase. To be effective, a written, telegraphic, telex, or facsimile transmission notice of withdrawal must be received in a timely manner by the depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered the shares, the number of shares tendered and the number of shares to be withdrawn. In addition, if the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, prior to the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of that facility.

Apogent is making the Offer because its Board of Directors believes that the purchase of shares pursuant to the Offer constitutes a prudent use of its financial resources, given its business profile, assets and prospects. The Offer gives shareholders the opportunity to sell shares at prices greater than market prices prevailing immediately prior to announcement of the Offer. The Offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price or prices (not greater than $17.50 or less than $15.00 per share) at which they wish to sell their shares and, subject to proration and the other terms and conditions of the Offer, to sell those shares for cash without the usual transaction costs associated with open market sales and without regard to whether the trading market is sufficiently liquid to permit such sales. For odd lot holders, the Offer provides an opportunity not only to avoid the payment of brokerage commissions, but also to avoid any applicable odd lot discounts payable on a sale of their shares in a New York Stock Exchange (“NYSE”) transaction. The Offer allows shareholders to sell a portion of their shares while retaining an equity interest in Apogent. Shares not tendered in the transaction will realize a proportionate increase in their relative equity interest in Apogent and thus in our future earnings and assets, subject to our right to issue additional shares and other equity interests in the future.

Apogent’s purchase of shares pursuant to the Offer will reduce the number of shares that are available to be publicly traded on the NYSE, and is likely to reduce the number of shareholders. Nonetheless, Apogent anticipates that there will be enough shareholders and sufficient publicly available shares following the Offer to continue to list them on the NYSE. Apogent will have significantly greater indebtedness following consummation of the Offer, which could increase the volatility of Apogent’s earnings and adversely affect market prices of its shares.

Apogent, our Board of Directors, the Dealer Manager, the Information Agent and the Depositary make no recommendation to any shareholder as to whether to tender or refrain from tendering any shares, or as to the price or prices at which you may choose to tender your shares. Apogent, the Dealer Manager, the Information Agent, and the Depositary have not authorized any person to make any recommendation. Shareholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and must make their own decisions about whether to tender shares and, if so, how many shares to tender and the price or prices at which to tender. Apogent’s directors and executive officers have advised us that they do not intend to tender any shares in this tender Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. Apogent is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed commencing today to all holders of the shares, as reflected on the records of the transfer agent as of April 21, 2003. The Offer is explained in detail in those materials. Shareholders are urged to carefully read the Offer to Purchase and the related Letter of Transmittal before making any decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth below and will be furnished promptly at Apogent’s expense. Shareholders may also contact their broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Services, Inc.

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers call: 212-440-9800

All Others Call Toll Free: (800) 786-4881

The Dealer Manager for the Offer is:

LEHMAN BROTHERS

745 Seventh Avenue

New York, New York 10019

Toll Free: (800) 524-4462

April 23, 2003

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